JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


13 January 2003


JUPITERS LIMITED TAKEOVER OF BREAKWATER ISLAND TRUST
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Jupiters Limited ("JUPITERS") has previously lodged an Appendix 3B on 29 October
2002 and ASX announcements dated 30 December 2002 and 2 January 2003 regarding its takeover bid for the units in Breakwater Island Trust ("BREAKWATER") it does not hold.

As foreshadowed in Jupiters' Bidder's Statement dated 29 October 2002, acceptances post marked prior to the end of the offer period have been received by Jupiters. As a result:

- Jupiters and its associates have a relevant interest in 94.5% of the units in Breakwater, being 135,778,608 units; and

- Jupiters has issued an additional 5,896 shares to unitholders who accepted the share alternative under the offer.

Jupiters is seeking quotation of the additional 5,896 shares issued.

As previously advised, Jupiters may receive further acceptances for the share alternative during the compulsory acquisition process. If required, Jupiters will make an announcement once it is aware of the number of shares to be issued.

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Jupiters  Limited  is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 21,000 investors in ordinary shares, over 5,200 Jupiters RPS securityholders and employs over 5,000 staff.

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